UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             Viskase Companies Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    29403700
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                                 (CUSIP Number)

                                Steven L. Gevirtz
                           Katana Capital Advisors LLC
                                 Katana Fund LLC
                              1859 San Leandro Lane
                             Santa Barbara, CA 93108
                                  805-565-2232
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2000
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].



CUSIP No.    29403700    13D/A
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1.   Name of Reporting Persons.  I.R.S. Identification Nos. of above persons
(entities only).

         Katana Fund LLC
         I.D. # 77-0493842
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only
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4.   Source of Funds (See Instructions)
         WC
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
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6.   Citizenship or Place of Organization
         California
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                           7.   Sole Voting Power
  NUMBER OF                         0
   SHARES      _________________________________________________________________
BENEFICIALLY      8.   Shared Voting Power
 OWNED BY                           2,637,652
    EACH       _________________________________________________________________
  REPORTING       9.   Sole Dispositive Power
   PERSON                           0
    WITH       _________________________________________________________________
                           10.  Shared Dispositive Power
                                    2,637,652
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         2,637,652
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
         17.3%
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14.  Type of Reporting Person (See Instructions)
         00
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CUSIP No.    29403700    13D/A
________________________________________________________________________________

1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Katana Capital Advisors LLC
         I.D. # 77-0538075
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         California
--------------------------------------------------------------------------------
                           7.   Sole Voting Power
  NUMBER OF                         0
   SHARES      _________________________________________________________________
BENEFICIALLY      8.   Shared Voting Power
 OWNED BY                           2,637,652
    EACH       _________________________________________________________________
  REPORTING       9.   Sole Dispositive Power
   PERSON                           0
    WITH       _________________________________________________________________
                           10.  Shared Dispositive Power
                                    2,637,652
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         2,637,652
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
         17.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
         IA
--------------------------------------------------------------------------------
CUSIP No.    29403700    13D/A
--------------------------------------------------------------------------------
1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Steven L. Gevirtz
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         United States of America
--------------------------------------------------------------------------------
                           7.   Sole Voting Power
  NUMBER OF                         0
   SHARES      _________________________________________________________________
BENEFICIALLY      8.   Shared Voting Power
 OWNED BY                           2,637,652
    EACH       _________________________________________________________________
  REPORTING       9.   Sole Dispositive Power
   PERSON                           0
    WITH       _________________________________________________________________
                  10.  Shared Dispositive Power
                                    2,637,652
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         2,637,652
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
         17.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

CUSIP No. 29403700    13D/A
________________________________________________________________________________

This Statement, which is being filed by Katana Fund LLC, its manager, Katana Capital Advisors LLC and Steven L. Gevirtz, the President of Katana Capital Advisors LLC (the "Reporting Persons") constitutes Amendment Number Four to the
Schedule 13D originally filed with the Securities and Exchange Commission on March 17, 2000 (the "Schedule 13D"). The Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Viskase Companies, Inc., a Delaware Corporation (the "Company"). The item responses in this amendment show only changes in information from that previously filed.
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Item 2.  Identity and Background.

Item 2 of Schedule 13D is amended to add Steven L. Gevirtz, the President of Katana Capital Advisors LLC, as a reporting person. Upon additional review of relevant legal authorities, the Reporting Persons have determined that Mr. Gevirtz should have been included as a reporting person on the amendment to
Schedule 13D filed on July 3, 2000 (Amendment umber 2), as well as the subsequently filed Amendment Number 3. As such, this Item is hereby amended to correct those omissions.

     (a) Steven L. Gevirtz

     (b) 1859 San Leandro Lane, Santa Barbara, CA 93108

     (c) Mr. Gevirtz is President of Katana Capital Advisors LLC, the manager of Katana Fund LLC and President of Streamline Capital Corporation, an investment banking business located at 901 Olive Street, Santa Barbara, California, 93101.

     (d) Not Applicable.

     (e) Not Applicable.

     (f) United States of America.

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Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following:
As of December 20, 2000, the date of the event that requires the filing of this Amendment to Schedule 13, the Reporting Persons beneficially owned 2,600,652 shares, representing 17.1% of the total outstanding shares of the class of securities identified pursuant to Item 1.
On December 21, 2000, Katana Fund LLC purchased an additional 20,000 shares and, as a result, the Reporting Persons beneficially owned 2,620,652 shares, representing 17.2% of the total outstanding shares of the class of securities identified pursuant to Item 1. On December 22, 2000, Katana Fund LLC purchased an additional 17,000 shares and, as a result, the Reporting Persons beneficially owned 2,637,652 shares, representing 17.3% of the total outstanding shares of the class of securities identified pursuant to Item 1. The stated percentages are based on 15,253,489 shares of the Common Stock of the Company outstanding as of September 30, 2000, as reported in the Company's report on Form 10-Q, filed November 15, 2000.
The following reportable transactions occurred during the sixty days prior to the filing of this 13D/A. Katana Fund LLC made all purchases:
<PRE>
Trade Blotter

DATE            BUY/SELL      NUMBER OF SHARES   PRICE PER       TYPE OF
                                                  SHARE          TRANSACTION

12/20/2000        Buy          150,000            $1.15            OM*
12/21/2000        Buy           10,000            $1.04            OM*
12/21/2000        Buy           10,000            $1.04            OM*
12/22/2000        Buy           17,000            $1.04            OM*

</PRE>
*OM = Open Market
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Item 7.  Material to be Filed as Exhibits.

                                  EXHIBIT INDEX
Exhibit
Number            Description
------            -----------

 1                Joint Filing Agreement among the Reporting Persons, dated
                  December 22, 2000.
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                                   SIGNATURES

KATANA FUND LLC
By: Katana Capital Advisors LLC, Manager
By: /s/ _______________________________________________

         Steven L. Gevirtz, President

KATANA CAPITAL ADVISORS LLC
By: /s/ ______________________________________________

         Steven L. Gevirtz, President

                STEVEN L. GEVIRTZ
By: /s/ ______________________________________________

         Steven L. Gevirtz